SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

ORBITZ, INC.

(Name of Subject Company)

ORBITZ, INC.

(Name of Persons Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

CLASS B COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

68556Y 10 0

(CUSIP Number of Class A Common Stock)

(No CUSIP for Class B Common Stock)

Jeffrey G. Katz

Chairman, President and Chief Executive Officer

Orbitz, Inc.

200 S. Wacker Drive, Suite 1900

Chicago, Illinois 60606

(312) 894-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

With copies to:

Gary R. Doernhoefer, Esq. Richard D. Buchband, Esq. Orbitz, Inc. 200 S. Wacker Drive, Suite 1900 Chicago, Illinois 60606 (312) 894-5000
Mark D. Gerstein, Esq. Christopher D. Lueking, Esq. Latham & Watkins LLP 233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700		Robert F. Wall, Esq. Winston & Strawn LLP 35 W. Wacker Drive Chicago, Illinois 60601 (312) 558-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed with the Securities and Exchange Commission on October 6, 2004, by Orbitz, Inc., a Delaware corporation (the “Company” or “Orbitz”), relating to the tender offers by Robertson Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Cendant Corporation (“Parent”), a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO dated October 6, 2004 pertaining to the Company’s Class A Common Stock, par value $.001 per share (the “Class A Common Stock”), filed by Parent, to purchase all of the shares of Class A Common Stock and the Company’s Class B Common Stock, par value $.001 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Shares”), which are not currently owned by the Purchaser, at a purchase price of $27.50 per Share (such price, or any such higher price per Share as may be paid, the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, are referred to herein collectively as the “Offers”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

(a)	Certain Agreements, Arrangements or Understandings Between the Company or its Affiliates and the Company or its Executive Officers, Directors or Affiliates

Item 3(a) of the Statement is hereby amended and supplemented as follows:

The Statement is hereby amended by restating the second sentence of the paragraph captioned “Agreements with Executive Officers” to read as follows:

In addition, if the employment of any such senior executive is terminated by the Company after a “change of control” without “cause” or by any such senior executive in a “constructive termination,” in each case as defined in such employment agreements, such senior executive will become entitled to the payment of severance, the accelerated vesting of Company Stock Options and the accelerated vesting of restricted Class A Common Stock as follows:

Name	Severance Payment	Number of Options Subject to Accelerated Vesting	Number of Shares of Restricted Class A Common Stock Subject to Accelerated Vesting
Jeffrey G. Katz	$2,253,000	357,389	50,000
John J. Park	$738,000	100,348	12,500
Christopher T. Hjelm	$697,000	161,112	—
John R. Samuel	$599,000	95,834	—

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Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Item 5 of the Statement is hereby amended and supplemented as follows:

The Statement is hereby amended by restating the second and third sentences of the second paragraph to read as follows:

Pursuant to the terms of an engagement letter, Credit Suisse First Boston will receive a fee of approximately $8 million for its financial advisory services (including, rendering its opinion), of which approximately $7.5 million is contingent upon the consummation of the Offers.

The Statement is hereby amended by restating the first and second sentences of the penultimate paragraph to read as follows:

Pursuant to a letter agreement dated as of June 21, 2004 between the Special Committee and Merrill Lynch, Merrill Lynch will receive a fee of approximately $7.5 million for its financial advisory services (including, rendering its opinion), of which approximately $5.5 million is contingent upon the consummation of the Offers.

Item 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented as follows:

The Statement is hereby amended by adding the following paragraph after the ultimate paragraph of Item 8:

    United Bankruptcy Court Approval

On October 1, 2004, United and its related debtors and debtors-in-possession filed a motion in the Bankruptcy Court seeking the United Bankruptcy Court Approval and other related relief. On October 15, 2004, the Bankruptcy Court issued an order granting the relief sought by United.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORBITZ, INC.

By:	/s/ JEFFREY G. KATZ

Name:	Jeffrey G. Katz
Title:	Chairman, President and Chief Executive Officer

Dated: October 28, 2004